News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	December 2, 2024

Seabridge Comments on Second Challenge of KSM's
Substantially Started Determination

Toronto, Canada … Seabridge Gold Inc. ("Seabridge" or the "Company") announced today that a second and new Petition has been filed in the British Columbia Supreme Court against the Minister of Environment and Climate Change Strategy of British Columbia (the "Minister") and against Seabridge's wholly-owned subsidiary, KSM Mining ULC ("KSMCo"), seeking judicial review of the determination (the "SS Determination"), on July 25, 2024, by the Minister that Seabridge's KSM Project has been "substantially started". The SS Determination resulted in the KSM Project Environmental Assessment Certificate ("EAC") no longer being subject to expiry on July 29, 2026.

This new Petition has been filed by SkeenaWild Conservation Trust and Southeast Alaska Indigenous Transboundary Commission ("SEITC", and collectively, the "New Petitioners"). Although its name includes the word "Commission", SEITC has no regulatory authority of any kind in relation to the SS Determination or the KSM Project. This new Petition, which only challenges the SS Determination on the basis that it was unreasonable, makes essentially the same arguments on reasonableness as the previous one. In addition to alleging that the SS Determination was unreasonable, the New Petitioners are seeking an order that the SS Determination be quashed and remitted to the Minister for reconsideration. The first Petition challenging the SS Determination on the grounds that it was unreasonable, was filed on November 22, 2024 by the Tsetsaut Skii km Lax Ha (see the Company's news release of November 25, 2024). In the hearing on both Petitions, the Petitioners have to establish that the Minister's decision was unreasonable, not simply incorrect. The legislation leaves the Minister with a lot of discretion in making a "substantially started" determination, making the threshold of "unreasonable" even harder to meet.

The New Petitioners are challenging the SS Determination as public interest advocates rather than as private litigants who claim rights or property interests in the KSM Project area. Both groups have a history of vocal opposition to all mining projects within their regions. All three of the Petitioners made submissions to the Minister opposing the Company's application for the SS Determination, making similar arguments as they are making in their Petitions. This is the third legal proceeding brought by SEITC against the KSM Project; the two previous proceedings were brought challenging KSM's 2014 EAC.

Letters expressing strong support of the SS Determination were submitted to the Minister from representatives of the three largest Indigenous peoples in the area of the KSM Project, the Nisga'a Lisims Government, the Tahltan Central Government and the Gitxsan Hereditary Chiefs Office, as well as the larger communities of northwest British Columbia, including the Village of Hazelton, the District of New Hazelton, the Town of Smithers, the District of Stewart, the City of Terrace and the Regional District of Kitimat-Stikine.  Seabridge Chairman and CEO Rudi Fronk commented: "It is clear that the New Petitioners do not represent the interests of northwest British Columbia or Canada."

Seabridge has been advised that this new Petition will be combined with the previous Petition and heard together in court due to the same issues being raised. The new Petition differs from the previous Petition in some minor ways, including that the new Petition names KSMCo as a respondent.

A substantial amount of work has been performed at the KSM Project to get construction started, which ultimately is the focus of the SS Determination. As additional considerations, there was widespread support for the SS Determination and the timing of the decision supports advancement of the KSM Project. Mr. Fronk said: "We have had a week to consider the previous Petition. We are very confident there is ample evidence that the determination was reasonable and appropriate. Since our subsidiary is included as a respondent to the new Petition, we are a party to the proceedings and will aggressively defend against both Petitions."

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

Telephone: 416-367-9292  www.seabridgegold.com

The SS Determination is unaffected by the new Petition and will remain in place if the Minister and KSMCo are successful in defending the SS Determination. Even if the New Petitioners are successful, the order being sought is to require the Minister to return to the "substantially started" determination process and reconsider the reasons for the SS Determination, and then issue a fresh determination. A fresh determination could reaffirm the initial SS Determination or conclude that the KSM Project was not "substantially started" and, if the latter applies, the Company would submit a new application for a "substantially started" determination to which additional work at the KSM Project could be added. We are advised that a final decision on the new Petition could take a year or more.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut project, are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) there being ample evidence that the SS Determination was reasonable; and (ii) the timing of a final decision on the Petition.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: (i) the SS Determination is found to be unreasonable; and (ii) the final decision takes much longer than anticipated, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

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106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

Telephone: 416-367-9292  www.seabridgegold.com